

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2013

<u>Via E-mail</u>
James F. Hinrichs
Chief Financial Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130

>   **Re: CareFusion Corporation**
>   **Form 10-K for the fiscal year ended June 30, 2012**
>   **Filed January 31, 2013**
>   **File No. 001-34273**

Dear Mr. Hinrichs:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

James F. Hinrichs
CareFusion Corporation
March 7, 2013
Page 2

Form 10-K for the fiscal year ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Sensitive Accounting Estimates - Revenue Recognition
for Leases, page 51

1.   Please revise your revenue recognition accounting policy for sales-type leases in
        future filings to further discuss how you determine the estimated fair value of the
        leased equipment under FASB ASC 840. The revised disclosure should also
        discuss the subjectivity of the assumptions and possible variability of the fair
        value estimates due to the significant number of lease transactions per year, the
        significant customization of your products and the wide range of cash sales prices.
        For example, please clarify how you stratify the population of cash transactions to
        develop sufficiently narrow ranges of relevant transacted cash selling prices to
        determine a reasonable single-point estimate of fair value.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 59

2.   Please have your independent auditor explain to us why it did not refer to the
        restatement of the prior year's financial statements in its report. Discuss how it
        considered the requirements of paragraph 9 of PCAOB Auditing Standard 6.

Note 1. Description of Business ad Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 68

3.   In future filings please also include a more detailed discussion of how you apply
        sales type lease accounting to your product sales. In this regard, please disclose
        how you determine the fair value of the leased product when applying FASB ASC
        840.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Nathaniel B. Sisitsky (via E-mail)